UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Heartstone Farm, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 23, 2016

Physical address of issuer
128 Paine Rd, Charleston, ME 04422-3424

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,155,160.00	$1,112,607.00
Cash & Cash Equivalents	$201,266.00	$264,656.00
Accounts Receivable	$83.00	$2,354.00
Short-term Debt	$900,554.00	$803,909.00
Long-term Debt	$1253280	$466258
Revenues/Sales	$5,839,951.00	$2,538,404.00
Cost of Goods Sold	$4,273,253.00	$1,721,991.00
Taxes Paid	$0.00	$0.00
Net Income	$-900,278.00	$-239,857.00


April 28, 2025

FORM C-AR

Heartstone Farm, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Heartstone Farm, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://heartstonefarm.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Heartstone Farm, Inc. (the "Company") is a Delaware Corporation, formed on September 23, 2016.

The Company is located at 128 Paine Rd, Charleston, ME 04422-3424.

The Company's website is https://heartstonefarm.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Heartstone Farm, Inc. ("Heartstone Farm' or the "Company") was established in November 2016 and headquartered in Charleston, Maine, operates as a direct-to-consumer seller of high-quality meat and meat products through its website. The company has converted to a Delaware C-Corp. The company offers a variety of proteins, including beef, poultry, and pork, some of which are raised on its own farm while others are sourced from a network of trusted external producers andmprocessors. Heartstone Farm aims to revolutionize the way consumers purchase meat and the way farmers sell their livestock by bypassing traditional supermarkets and large meat processors.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment ni the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed

to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there wil be restrictions on the securities you purchase. More importantly, there are alimited number of established markets for the resale of these securities. As a result, fi you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or ti may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of

proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide

more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even fi the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. fI we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even fi we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, fi we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties.

Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or

service. It si possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out fi there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder and therefore much trust the management of the Company to make good business decisions that grow your investment.

This offer involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

Al early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form Cwith the SEC, and

investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 fi they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which

may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be

assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and

potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making ti challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even fi we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyrights) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, fi we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, fi we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products si subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high- quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges ni finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Heartstone Farm, Inc. ("Heartstone Farm' or the "Company") was established in November 2016 and headquartered in Charleston, Maine, operates as a direct-to-consumer seller of high-quality meat and meat products through its website. The company has converted to a Delaware C-Corp. The company offers a variety of proteins, including beef, poultry, and pork, some of which are raised on its own farm while others are sourced from a network of trusted external producers andmprocessors. Heartstone Farm aims to revolutionize the way consumers purchase meat and the way farmers sell their livestock by bypassing traditional supermarkets and large meat processors.

Business Plan

Heartstone Farm employs a direct-to-consumer model that eliminates the middleman, allowing for a more transparent and trustworthy supply chain. The company has established partnerships with over 50 family farms in the U.S. that provide beef, chicken, turkey, and pork, all free from antibiotics and hormones. This model ensures that consumers receive high-quality, ethicaly raised meat while supporting local farmers. The company operates a fulfillment center in Dover-Foxcroft, Maine, from which it warehouses and ships products to customers across 15 states in the Northeast US Heartstone Farm's customer base has grown to over 17,000 loyal customers, contributing to a 123% year-over-year increase in sales in 2024.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Kaplan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Founder, CEO, Director, and Principal Financial Officer Dates of Service: November, 2016 - Present Responsibilities: Ioversee all aspects of the business, including strategic planning, operations, finance, and partnerships. Salary: Dan does not receive a salary and does not plan to receive a salary in the future.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Sean M Vealey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Vice President, Operations Dates of Service: February, 2023 - Present Responsibilities: I oversee and am responsible for operations of the business including finance, logistics, inventory, human resources, compliance, and fulfillment.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Three Rivers Hospitality Title: Director Of Facilities and Maintenance Dates of Service: April, 2019 - November, 2022 Responsibilities: Oversaw the facility and maintenance operations of a multi-unit restaurant, lodging, and adventure sports company.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Kaplan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Founder, CEO, Director, and Principal Financial Officer Dates of Service: November, 2016 - Present Responsibilities: Ioversee all aspects of the business, including strategic planning, operations, finance, and partnerships. Salary: Dan does not receive a salary and does not plan to receive a salary in the future.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Sean M Vealey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Vice President, Operations Dates of Service: February, 2023 - Present Responsibilities: I oversee and am responsible for operations of the business including finance, logistics, inventory, human resources, compliance, and fulfillment.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Three Rivers Hospitality Title: Director Of Facilities and Maintenance Dates of Service: April, 2019 - November, 2022 Responsibilities: Oversaw the facility and maintenance operations of a multi-unit restaurant, lodging, and adventure sports company.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,060,315
Voting Rights	1 vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Lightstream (SunTrust)
Amount outstanding	$6454
Interest rate and payment schedule	6.49%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 23, 2026
Other material terms	Monthly payments of $475, covering both principal and interest amortization.

Type of debt	Bank loan
Name of creditor	Maine Savings
Amount outstanding	$13133
Interest rate and payment schedule	3.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	February 3, 2024
Other material terms	Monthly payments of $593, covering both principal and amortization.

Type of debt	Bank loan
Name of creditor	US Small Business Administration (SBA)
Amount outstanding	$293115
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 26, 2051
Other material terms	

Type of debt	Line of credit
Name of creditor	FBN Finance
Amount outstanding	$530624
Interest rate and payment schedule	8%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 1, 2026
Other material terms	

Type of debt	Notes
Name of creditor	Robert Crosby and Alan Ames
Amount outstanding	$93714
Interest rate and payment schedule	8.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 18, 2032
Other material terms	This is a mortgage loan for the real estate property acquired by the company.

Type of debt	Bank loan
Name of creditor	Western Finance
Amount outstanding	$22500
Interest rate and payment schedule	00%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 20, 2026
Other material terms	Monthly payments of $1,500, covering both principal and interest amortization.

Type of debt	Line of credit
Name of creditor	Shopify
Amount outstanding	$267842
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 5, 2024
Other material terms	Repayments are based on 10% of the company's daily sales.

The total amount of outstanding debt of the company is $1,227,382.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	60,315	$792,985.00	Marketing and business growth	August 7, 2024	Section 4(a)(2)

Ownership

The company has only issued common stock to date. In 2024, the company offered shares of common stock through Crowdfunded Equity campaign on StartEngine.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Kaplan	94.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in 2024. We are currently focusing on revenue and customer growth rather than generating short-term profits.

Market Expansion: Heartstone Farm aims to expand its customer base beyond the current 22 states to achieve nationwide distribution. To accomplish nationwide distribution we may need to work with partners to create additional distribution centers in other regions of the country so that customers can receive their orders within 2 days. Product Development: The company plans to introduce new meat products and possibly other farm-to-table offerings. We believe there is interest from our customers in additional products including seafood and prepared value-added items. Infrastructure Enhancement: We plan to begin working with Third Party Logistics (3PL) vendors to set up additional distribution points across the country.

Liquidity and Capital Resources

On August 7, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $792,985.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/EntityDaniel KaplanRelationship to the CompanyCEOTotal amount of money involved200,000Benefits or compensation received by related personThe loan carries an interest rate of 12% per year. Benefits or compensation received by CompanyDescription of the transactionDaniell Kaplan loaned the business $200,000 for working capital on August 14, 2024. No payments are due until August 14, 2025. From August 2025 to August 2027, monthly payments of $9414.69 will be made.Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Kaplan(Signature)Daniel Kaplan(Name)CEO, Sole Director, Principal Financial Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

HEARTSTONE FARM INC BALANCE SHEET

	2024	As of December 31, 2023	2022
ASSETS			
Cash & cash equivalents	$201,266	$264,656	$517,398
Accounts Receivable	$83	$2,354	$540
Prepaid Assets	$2,000	$46,909	$8,750
Inventory	$1,176,295	$357,706	$99,978
Other Current Assets	$53,110	$35,913	$18,614
Total Current Assets	$1,432,754	$707,538	$645,279
Non-Current Assets:			
Fixed Assets-net	$722,406	$405,070	$398,425
Total Non-Current Assets	$722,406	$405,070	$398,425
TOTAL ASSETS	**$2,155,160**	**$1,112,607**	**$1,043,704**
LIABILITIES AND EQUITY			
Accounts Payable	$138,775	$212,594	$40,692
Unearned Revenue	$16,683	$11,111	$8,218
Line of Credit		$352,560	$353,244
Shopify Loan	$466,869	$164,145	-
Vehicle Loans	$121,565	$31,431	$44,247
Other Current Liabilities	$156,662	$32,068	$26,554
Total Current Liabilities	**$900,554**	**$803,909**	**$472,955**
Shareholder loan	$200,000		
Other non-current liabilities	$68,784		
Farmers Business Network	$561,932		
SBA Loan	$297,600	$298,500	$298,500
Freezer Loan	$27,000	$46,300	$62,800
Building Loan	$97,964	$121,458	$118,434
Total Non-Current Liabilities	**$1,253,280**	**$466,258**	**$479,734**
TOTAL LIABILITIES	**$2,153,834**	**$1,270,167**	**$952,689**
EQUITY			
Member's Capital	$727,448	$50,877	$56,671
Accumulated Deficit	-$726,122	$(208,437)	$34,344
TOTAL EQUITY	**$1,326**	**$(157,560)**	**$91,015**
TOTAL LIABILITIES AND EQUITY	**$2,155,160**	**$1,112,607**	**$1,043,704**

Heartstone Farm LLC
Profit and Loss
January 2022 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
Revenues		
Total Income	$2,538,404	$5,839,951
Total Cost of Goods Sold	$1,721,991	$4,273,253
Gross Profit	$816,413	$1,566,698
Expenses		
Advertising & Marketing	$409,605	$1,092,283
Payroll Expenses	$341,005	$547,689
General and Administrative	$52,981	$82,458
Property and Equipment Maintenance	$128,264	$115,722
Total Operating Expenses	$931,854	$2,010,307
Net Operating Income	-$115,441	-$443,609
Other Income		
Other income	$7,313	$17,900
Total Other Income	$7,313	$17,900
Bank Fees	$76,657	$172,154
Interest Expense	$55,072	$57,909
Equity Transactional Fees		$83,459
Revenue-Based Loan Origination Fees		$161,046
Total Other Expenses	$131,729	$474,568
Total Other Income/Expense	-$124,416	-$456,668
Earnings Before Income taxes, Depreciation and Amortization	-$239,857	-$900,278
Depreciation	$2,924	$1,605
Net Income	-$239,857	-$900,278

Monday, Apr 14, 2025 04:06:52 AM GMT-7 - Accrual Basis